Exhibit 4.5

Execution Copy

SETTLEMENT AGREEMENT

SETTLEMENT AGREEMENT (this "Agreement") dated as of May 20, 2003 with respect to the Restructuring Agreement dated as of June 27, 2001, among Savia, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico ("Savia"), Industrial Capital LLC, the Creditors party thereto (the "Creditors") and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Administrative Agent and as Collateral Agent (the "Agent", and together with the Creditors, the "Creditor Parties") (as amended by Amendments Nos. 1 through 4 thereto and as in effect on the date hereof, the "Restructuring Agreement").

RECITALS:

Pursuant to Amendment No. 4 to the Restructuring Agreement, the Final Maturity Date under the Restructuring Agreement was extended to December 6, 2002. Savia has not yet paid the amounts that were due under the Restructuring Agreement on such date, but has advised the Creditors that Savia and certain of its affiliates are pursuing transactions described in Schedule 2 hereto (collectively, the "Refinancing Transactions") that will provide cash to Savia not later than September 30, 2003 to permit it to make the payments described herein.

Savia has requested that the Creditors, and the Creditors are willing (on the terms and subject to the conditions referred to herein) to, (i) waive certain provisions of the Restructuring Agreement and the other Financing Documents, including to permit Savia and its affiliates to effect the Refinancing Transactions, (ii) accept in final settlement of the remaining portion of the Credits the Settlement Payment referred to below and (iii) refrain from exercising rights and remedies with respect to the Financing Documents until the end of the Standstill Period referred to below.

The parties hereto therefore agree as follows:

SECTION 1. Definitions; References. Unless otherwise specifically defined herein, each term used herein that is defined in the Restructuring Agreement has the meaning assigned to such term in the Restructuring Agreement.

SECTION 2. Acknowledgement of Obligations. Savia acknowledges and agrees that as of the date hereof, Savia owes to the Creditors in respect of the Credits an aggregate outstanding amount of US$90,338,577, as set forth for each Creditor on Schedule 1 hereto (such amount for any Creditor, its "Outstanding Credit"; and collectively for all Creditors, the "Outstanding Credits"). Savia acknowledges that on the date hereof the Outstanding Credits are overdue and payable by Savia to each Creditor under the terms of the Restructuring Agreement (such Default, the "Payment Default") and that Savia owes to each Creditor such Creditor's Outstanding Credit, together with interest thereon accruing under the Restructuring Agreement at the rate provided therein from time to time (such interest at any date, together with each Outstanding Credit for any Creditor, its "Outstanding Claim"), without defense, offset, deduction, credit, claim or counterclaim of any kind or nature whatsoever, whether matured or contingent, related or unrelated, and to the extent Savia might otherwise be entitled to assert any such defense, offset, deduction, credit, claim or counterclaim, it hereby irrevocably waives the same in respect of its obligations hereunder and under the Restructuring Agreement to the fullest extent permitted by applicable law.

SECTION  3. Settlement of Outstanding Credit.

(a) Subject to the terms and conditions of this Agreement, the parties hereto agree that on and subject to the occurrence of the Settlement Date:

  (i) Savia shall pay to each Creditor on or before the Settlement Date an amount equal to the amount set forth on Schedule 1 opposite such Creditor's name under the column "Settlement Payment" (for each Creditor such amount, the "Settlement Payment"); and

  (ii) subject to receipt by the Administrative Agent for the account of such Creditor of its Settlement Payment in full on the Settlement Date in the manner provided herein, each Creditor hereby agrees that (A) it will accept such payment of its Settlement Payment as full satisfaction of its Outstanding Claim (including without limitation any claim for interest that may have accrued on its Credit to the Settlement Date) and its Outstanding Claim shall thereupon be discharged in full and (B) such Creditor shall not assert or be entitled to assert any further claim against Savia for its Outstanding Claim. Without limiting the generality of the foregoing, upon the receipt by the Administrative Agent for the account of a Creditor of such Creditor's Settlement Payment in the manner provided herein, such Creditor shall be deemed to have irrevocably waived and released any claim against Savia and its Subsidiaries and Affiliates and their respective employees, agents and representatives, by reason of any matter, cause or thing whatsoever occurring on or before the Settlement Date which relates to, or arises out of, any Financing Document or a Restructured Agreement or any obligation, responsibility, action or omission of Savia or any of its Subsidiaries or Affiliates under or in respect of a Financing Document or a Restructured Agreement.

(b)Savia shall pay the full Settlement Payment for each Creditor in U.S. dollars on or before the Settlement Date, in Federal or other funds immediately available in New York City, to the Administrative Agent at its offices in New York City. The Administrative Agent will promptly distribute to each Creditor its ratable share of such payment received by the Administrative Agent for the account of the Creditors. The terms of Section 2.11 of the Restructuring Agreement shall govern the payment of the Settlement Payment. Savia agrees to pay make aggregate payments of $10,000 to the Creditors on a pro rata basis on each of May 30, 2003, June 2, 2003 and June 3, 2003.

(c)Notwithstanding anything herein to the contrary, in addition to the Settlement Payments, on the Settlement Date, Savia shall reimburse the Agent for the costs and expenses of legal counsel for the Creditor Parties.

SECTION 4. Certain Additional Arrangements.

(a) Additional Limitations on Activities. In addition to and without limitation of any of the covenants, representations, Events of Default or other provisions in the Financing Documents, during the Standstill Period (defined below), Savia shall not, and shall not permit any of its Subsidiaries to (each Section reference in this Section 4 refers to Sections of the Restructuring Agreement), (i) take any action that would otherwise be expressly permitted by Section 5.07(b), (ii) create, incur or assume any Debt that would otherwise be expressly permitted by clause (v) of Section 5.09, or (iii) otherwise enter into any transactions outside of the ordinary course of business, in each case except as expressly permitted pursuant to clause (b) below.

(b) Waivers During Standstill Period. In order to permit Savia to effect its part of the Refinancing Transactions, the Creditor Parties hereby waive, solely for so long as the Standstill Period is in effect, any Default that would otherwise occur in respect of (i) the Payment Default (including a failure by Savia to pay interest, if any, pursuant to the terms of the Restructuring Agreement), (ii) any Event of Default arising under Section 6.01(f) of the Restructuring Agreement relating to the Bionova Produce Guaranty, (iii) Savia's transfer to the Savia Trust of Savia shares held in Savia's treasury and (iv) such other events set forth in Schedule 2 hereto (such waivers, the "Temporary Waivers"; and such events, the "Waived Events").

(c) Standstill. (i) Subject to the terms and conditions of this Agreement, each Creditor Party hereby agrees to refrain from exercising its respective rights, powers, privileges and remedies, and from declaring an Event of Default, under the Restructuring Agreement and other Financing Documents that might otherwise be permitted but for the Temporary Waivers during the period from the date hereof until the earliest of (such period ending on the earliest of such dates, the "Standstill Period"; and such agreement, the "Standstill"):

(A) the Settlement Date;

(B) the occurrence of any Event of Default (after giving effect to the Temporary Waivers);

(C) the occurrence of any breach or violation of any provision of this Agreement by Savia or by any party to the Swap Creditors Security Agreement (referred to in Schedule 3 hereto);

(D) July 31, 2003, if on or prior to such date any of the following shall have occurred: (1) Seminis shall have failed to file a preliminary Proxy Statement (as defined in the Merger Agreement referred to in Schedule 2 hereto) with the U.S. Securities and Exchange Commission (the "SEC") setting forth the terms of the Refinancing Transactions, (2) either Seminis Acquisition LLC or Fox Paine & Company shall have failed to execute the Stock Purchase Agreement referred to in Schedule 2 hereto connection with the Refinancing Transactions, (3) either (x) the board of directors or the shareholders of Savia shall have failed to approve the Refinancing Transactions to be effected by Savia or (y) the board of directors of Seminis shall have failed to approve the Refinancing Transactions to be effected by Seminis, (4) the Lenders (as defined in the Merger Agreement) shall have failed to provide Seminis Acquisition LLC with a firm commitment of their willingness to provide financing for the Refinancing Transactions or (5) a "highly confident" letter shall not have been delivered to Seminis Acquisition LLC in connection with the issuance of high yield securities in connection with the Refinancing Transactions;

(E) the date (if any) of any written repudiation, cancellation or termination of the Merger Agreement by any party thereto; and

(F) September 30, 2003.

(ii) The Standstill shall automatically cease and be of no further force or effect as of the end of the Standstill Period, regardless of how the Standstill Period is ended, and from and after the end of the Standstill Period, any and all enforcement rights, powers, privileges and remedies available to the Creditor Parties under any provision of the Restructuring Agreement or the other Financing Documents or otherwise (including with respect to the Waived Events) may be exercised by such parties as provided in the such Financing Document or otherwise provided by law. All rights, powers, privileges and remedies of the Creditor Parties are cumulative and not alternative and may be exercised in any order. No failure to raise or exercise any right, power, privilege or remedy at any time shall be construed as a waiver of any such right, power, privilege or remedy.

(d) Transfer of Savia Shares. The Creditors recognize that the Settlement Payment will be paid in part from the proceeds of the sale of Savia Shares held pursuant to the Bank of America Savia Swaps and the Chase Savia Swaps (the Creditors holding such Credits, the "Swap Creditors"; and such Savia Shares (in the form of common stock or American depositary receipts), the "Swap Creditors' Shares"). In order to effect the foregoing, each Swap Creditor hereby agrees that Savia may effect the transactions described on Schedule 3 hereto (subject to the conditions provided therein and subject to the occurrence of the Settlement Date) and each of Savia, the Agent and each Swap Creditor agrees to execute and deliver such documents and other instruments in connection with such transactions as shall be necessary, in the opinion of the Agent, to effect such transactions (and to execute and deliver any other documents or instruments or to take any other actions as the Agent in its discretion shall request).

(e) Certain Additional Covenants. Savia agrees (i) not later than July 15, 2003, to provide to the Creditor Parties a report as to the status of the filing of the preliminary Proxy Statement (as defined in the Merger Agreement referred to in Schedule 2 hereto) with the SEC and (ii) promptly following the filing of such preliminary Proxy Statement (and any amendments thereto) with the SEC, to deliver a copy thereof to each Creditor Party. In addition, Savia agrees to use its best efforts to implement the provision of the Contribution Agreement referred to in Schedule 2 hereto and the transactions contemplated thereby.

SECTION 5. Conditions.

(a) Effectiveness of this Agreement. This Agreement shall become effective on the date (the "Effective Date") on which the following events shall have occurred:

(i) receipt by the Agent from each of the parties hereto, counterparts hereof signed by such party;

(ii) receipt by the Agent of the Merger Agreement, Contribution Agreement and Stock Purchase Agreement (each as referred to in Schedule 2 hereto) and evidence satisfactory to the Administrative Agent of the effectiveness thereof;

(iii) the fact that the representations and warranties of Savia contained in the Financing Documents shall be true, after giving effect to the Temporary Waivers; and

(iv) the fact that, immediately after giving effect to the Waived Events and the Temporary Waivers, no Default shall have occurred and be continuing.

The occurrence of the Effective Date shall be deemed to be a representation and warranty by Savia on the Effective Date as to the facts specified in clauses (iii) and (iv) above. The Administrative Agent shall promptly notify Savia and the Creditors of the Effective Date, and such notice shall be conclusive and binding on all parties hereto.

(b) Occurrence of the Settlement Date. The arrangements described in Section 3 hereof shall become effective on the date, if any (the "Settlement Date"), on which the Administrative Agent shall have received the full Settlement Payment on behalf of each Creditor in accordance with the provisions of Section 3 hereof; provided that the Settlement Date shall occur if at all, only if the Standstill Period is then still in effect.

SECTION 6. Additional Representations and Warranties. Savia hereby represents and warrants to the Creditor Parties that:

(a) Each of the execution, delivery and performance by Savia of its obligations under this Agreement (such obligations, the "Settlement Transactions") is within Savia's constitutional powers and has been duly authorized by all necessary corporate, trust and, if required, by all necessary shareholder action. This Agreement has been duly executed and delivered by Savia, and constitutes a legal, valid and binding obligation of Savia, enforceable in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors' rights and (ii) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) None of the execution, delivery and performance by Savia of its respective obligations under this Agreement requires any consent or approval (including any exchange control approval) of, registration or filing with, or any other action by, any Governmental Authority (including the Central Bank). The execution, delivery and performance by Savia of its obligations under this Agreement will not violate any material provision of applicable law or regulation or its charter, by-laws or other organizational documents or any order of any Governmental Authority, will not violate or result in a default under any material agreement or instrument binding upon Savia or any of its respective Subsidiaries or assets, or give rise to a right thereunder to require any payment to be made by Savia, and will not result in the creation or imposition of any Lien on any asset of Savia or any of its Subsidiaries.

SECTION 7. Ratification; No Novation. No express or implied waiver of or forbearance with respect to any Default or Event of Default shall in any way be, or be construed to be, a waiver of or forbearance with respect to any future or subsequent Default or Event of Default. No failure on the part of any Creditor Party to exercise, and no delay in exercising, any right hereunder or under any Financing Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Nothing herein contained shall obligate the Creditor Parties to extend or consider extending the Standstill Period.

SECTION 8. Miscellaneous.

(a) In consideration of the undertakings set forth herein, Savia hereby releases each Creditor and its respective affiliates from any claims, obligations, duties and liabilities that may exist under, or that may be raised in connection with, the Financing Documents.

(b) Upon the receipt of the Settlement Payment on the Settlement Date in accordance with Section 3 hereof, the Creditors will promptly execute and deliver to Savia any and all appropriate termination statements and/or other releases and notices of assignment to evidence the release of any and all liens and security interests, including the security interests granted in favor of the Creditors pursuant to the Financing Documents and the security interests granted in favor of the Swap Creditors pursuant to the Swap Creditors Security Agreement. To the extent that any collateral has been delivered to any Creditor for possession by it pursuant to a Financing Document or the Swap Creditors Security Agreement, such Creditor will, as promptly as practicable, return to Savia or its designee such collateral or take such other action as Savia or any of its Affiliates may request to evidence such Creditor's release of all liens upon and security interests in such collateral.

(c) This Agreement shall be binding upon, and inure to the benefit of, the Creditor Parties and Savia and their respective successors and assigns. No modification hereof or any agreement referred to herein shall be binding or enforceable unless in writing and signed by the party against whom enforcement is sought. No rights are intended to be created hereunder for the benefit of any third party donee, creditor or incidental beneficiary. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Signature by facsimile shall also bind the parties hereto.

(d) Each of the parties hereto agrees that this Agreement and the Swap Creditors Security Agreement (referred to in Schedule 3 hereto) shall be deemed to be Financing Documents for all purposes of the Restructuring Agreement, including without limitation Sections 9.03 (Expenses; Indemnification) and 9.08 (Governing Law; Submission to Jurisdiction; Service of Process). SAVIA, THE AGENTS AND THE CREDITORS HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER FINANCING DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

(e) This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.
SAVIA, S.A. DE C.V. By: /s/ Heriberto S. Muzza Name: Attorney-in-Fact Title: Attorney-in-Fact By: /s/ Francisco J. Garza Name: Attorney-in-Fact Title: Attorney-in-Fact
JPMORGAN CHASE BANK, (formerly known as The Chase Manhattan Bank) as Creditor, Administrative Agent and Collateral Agent By:/s/ John H. Stevens Name: John H. Stevens Title: Managing Director
BANK OF AMERICA, N.A. By: /s/ Orlando J. Loera Name: Orlando J. Loera Title: Managing Director
BBVA BANCOMER, S.A.

By:/s/ Alejandro Cardenas Bortoni
Name: Alejandro Cardenas Bortoni
Title: Attorney-in-Fact (Apoderado Legal)

By:/s/ Miguel Angel Albarran Hernandez
Name: Miguel Angel Albarran Hernandez
Title: Attorney-in-Fact (Apoderado Legal)

BANCO BILBAO VIZCAYA ARGENTARIA, NEW YORK BRANCH

By:/s/ Jaime Saenz de Tehada
Name: Jaime Saenz de Tehada
Title: Attorney-in-Fact

By:/s/ Alberto Conda
Name: Alberto Conda
Title: Head of Corporate Banking and Trade Finance

BANCO NACIONAL DE MEXICO, S.A. INTEGRANTE DEL GRUPO FINANCIERO BANAMEX

By: /s/ José Héctor Manuel Salazar Andreu
Name: Jose Hector Manuel Salazar Andreu
Title: Attorney-in-Fact

By: /s/ José Luis Michel Nava
Name: José Luis Michel Nava
Title: Attorney-in-Fact

BANCO LATINO AMERICANO DE EXPORTACIONES, S.A. By: /s/ Rafael Luck Name: Rafael Luck Title: Vice President By: /s/ George Trench Name: George Trench Title: Assistant Vice President
EUROAMERICAN CAPITAL CORPORATION LTD By: /s/ Massimo Barzizzi Name: Massimo Barzizzi Title: Managing Director By: /s/ Laura Miranda Name: Laura Miranda Title: Attorney-in-Fact (Assessor Senior)
PULSAR INTERNACIONAL, S.A. DE C.V. By: /s/ Roberto J. Cuevas Name: Roberto J. Cuevas Title: Attorney-in-Fact By:/s/ Heriberto S. Muzza Name: Heriberto S. Muzza Title: Attorney-in-Fact
CONJUNTO ADMINISTRATIVO INTEGRAL, S.A. DE C.V. By:/s/ Roberto J. Cuevas Name: Roberto J. Cuevas Title: Attorney-in-Fact By:/s/ Heriberto S. Muzza Name: Heriberto S. Muzza Title: Attorney-in-Fact

SCHEDULE 1:
OUTSTANDING CREDITS AND SETTLEMENT PAYMENTS

Name of Creditor	Outstanding Credit	Settlement Payment
JPMorgan Chase Bank	$ 24,845,224	$ 17,932,521
Bank of America, N.A.	$ 23,932,579	$ 17,273,802
Banco Nacional de Mexico, S.A	$ 9,340,968	$ 6,742,024
BBVA Bancomer, S.A.	$ 6,315,253	$ 4,558,156
Banco Latino Americano de Exportaciones, S.A.	$ 1,276,400	$ 921,266
Banco Bilbao Vizcaya Argentaria, New York Branch	$ 1,272,093	$ 918,158
Euroamerican Capital Corporation Ltd.	$ 213,465	$ 154,073
Pulsar Internacional, S.A. de C.V. and Conjuntivo Administrativo Integral, S.A. de C.V.	$ 23,142,595	$ 16,700,000
TOTAL	$ 90,338,577	$ 65,200,000

SCHEDULE 2:
WAIVED EVENTS

Savia and certain of its Subsidiaries and Affiliates intend to engage in the following series of transactions with the intent of making the Settlement Payments.

  Execution and delivery of the following:
    a Merger Agreement among Seminis, Seminis Acquisition LLC and Seminis Merger Corp, providing for the merger of Seminis Merger Corp. with and into Seminis;
    a Contribution Agreement by and among Seminis Acquisition LLC, Savia, S.A. de C.V., Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as Trustee, Under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable de Administracion y Page Numero 167-5, Conjunto Administrativo Integral, S.A. de C.V., Desarrollo Consolidado de Negocios, S.A. de C.V. (the "Mexican SPC"), Emprima, S.A. de C.V., Park Financial Group, LTD (BVI), Alfonso Romo Garza and Nine Members of Seminis and Savia Management , providing for the contribution of shares of Seminis to Seminis Acquisition LLC; and
    a Stock Purchase Agreement by and among Seminis Acquisition LLC, as seller, and Seminis Merger Corp., Fox Paine Seminis Holdings, LLC, Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable de Administracion y Pago Numero 167-5), as purchasers, providing for the purchase by said purchasers of shares of stock of Seminis.
  Sale of 66,824,387 shares of Savia from the Savia Trust to the Mexican SPC for a note equal to the market value of the shares;
  Sale of an accounts receivable owned by Servasa, S.A. de C.V., a subsidiary of Savia, to the Mexican SPC for a note in an amount equal to the difference between the market value of the 66,824,387 shares of Savia and $50.2 million;
  Sale of 3,305,075 shares of Savia in the Savia Repurchase Fund in an open market transaction to the Mexican SPC;
  A loan by Savia of approximately $1.694 million to the Mexican SPC in exchange for a note to provide the cash to the Mexican SPC to purchase the 3,305,075 shares of Savia referred to above;
  A loan by Savia of approximately $19,000 to the Mexican SPC in exchange for a note to provide the cash to the Mexican SPC to purchase 34,925 shares of Savia in an open market transaction;
  Exchange of Savia's 16,688 shares of Class C preferred stock of Seminis and all accrued and unpaid dividends thereon for 37,669,480 shares of Class A common stock and a cash payment to Savia of approximately $15.0 million;
  Contribution by Savia of 37,669,480 shares of Class A common stock of Seminis and 40,615,619 shares of Class B common stock of Seminis in exchange for an equity interest in Seminis Acquisition LLC in accordance with the terms of the Contribution Agreement;
  Sale of shares of Seminis held by Seminis Acquisition LLC after giving effect to the merger pursuant to the Merger Agreement to Fox Paine & Company, LLC and other investors in accordance with the terms of the Stock Purchase Agreement and any related stock purchase agreements;
  Execution by Savia of an indemnification agreement in favor of Fox Paine & Company and various of its affiliates and other parties with respect to its actions in the Refinancing Transaction;
  Declaration and distribution by Savia of a cash dividend to Savia stockholders using the cash proceeds from the sale of its shares of Seminis common stock;
  A loan of $5.0 million to Prodicom, a subsidiary of Savia, from an affiliate of Savia in exchange for a note; and
  A loan of approximately $143.1 million to the Mexican SPC by Savia which will be repaid by (i) an offset (to the extent of such loan) of the proceeds of the dividend referred to above that would have been payable by Savia to the Mexican SPC (as a stockholder of Savia) and (ii) the proceeds from a sale of Savia shares (post-dividend) to the Alejandro Garza Lagüera trust.
  Entering into agreements and other transactions ancillary to the foregoing that are intended to effect the transactions described above.

SCHEDULE 3:
TRANSFER OF SWAP CREDITORS' SHARES

On such date as all of the following events shall have occurred (or will have been waived by the Agent in its discretion), each of the Swap Creditors shall transfer its Swap Creditors' Shares (in the form of American depositary receipts) to a controlled securities account in the name of the Savia Trust:

    Savia, the Savia Trust, the Mexican SPC, the Swap Creditors and the Agent execute a Security Agreement (in a form satisfactory to the Agent) (the "Swap Creditors Security Agreement") creating a perfected security interest in the Swap Creditors' Shares in favor of the Agent and the Swap Creditors and permitting the Savia Trust to transfer the Swap Creditors' Shares to the Mexican SPC in certificated form.
    The Savia Trust and a securities intermediary execute a Securities Account Control Agreement in favor of the Agent.
    Each of the Savia Trust and the Mexican SPC deliver an irrevocable instruction to the Secretary of the Board of Savia to register a security interest in the Savia Shares in favor of the Agent and the Swap Creditors upon delivery of the Swap Creditors' Shares (in certificated form) from the Mexican SPC's broker to the Agent.
    Each of the Savia Trust and the Mexican SPC deliver irrevocable instructions to the Mexican SPC's broker to deliver the Swap Creditors' Shares (in certificated form) to the Mexican SPC only upon the written consent of the Swap Creditors.
    The Swap Creditors deliver an irrevocable consent to the delivery of such Savia shares to the Mexican SPC, subject to the endorsement (indicating the existence of a security interest) by the Mexican SPC of the Savia shares.
    The Savia Trust and the Mexican SPC deliver an Irrevocable Special Power-of-Attorney to the Agent permitting it: (i) to carry out any actions in connection with the cancellation of the ADR form of the Swap Creditors' Shares and to draw and take possession from S.D. Indeval, S.A. de C.V ("Indeval") of the Swap Creditors' Shares (in certificated form); (ii) to endorse in guaranty the Swap Creditors' Shares (in certificated form) and to take any actions required to perfect and preserve the security interest purported to be created under the Security Agreement; and (iii) to carry out any actions required for the deposit of the Swap Creditors' Shares with Indeval and their conversion into American depositary receipt form should the Settlement Date not occur.
    The Agent receives such legal opinions in respect of the foregoing events and documents of (A) Milbank, Tweed, Hadley & McCloy LLP, New York counsel for Savia, and (B) Lic. José Luis Martínez, in a form, and in substance, satisfactory to it.

In addition to the foregoing, on or before the Settlement Date, the following events will occur:

    The Savia Trust will take such actions necessary to deliver the Savia Shares (in certificated form) to a brokerage account in the name of the Mexican SPC.
    Upon the delivery of the Swap Creditors' Shares (in certificated form) to the Mexican SPC, (i) the Mexican SPC will "endorse in guaranty" such Savia shares and (ii) the Secretary of the Board of Savia will register the security interest in the Savia Shares in favor of the Agent and the Agent will take possession of the Swap Creditors' Shares (in certificated form).
    On the Settlement Date, the Agent, the Mexican SPC and the Savia Trust will remove the pledge endorsements from the Swap Creditors' Shares (in certificated form) and deliver such shares to such Person as the Mexican SPC shall instruct against delivery to the Agent of the Settlement Payment.